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                                                                    EXHIBIT 16.1








Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 14, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first three paragraphs of Item 4 included in the Form 8-K dated June 13, 2002 of Hutchinson Technology Incorporated filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Andersen LLP

PEF

cc:   Mr. John A. Ingleman
      Vice President and Chief Financial Officer, Hutchinson Technology Incorporated